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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
Of the Securities Exchange Act of 1934

SMC Corporation
(Name of Subject Company)

SMC Corporation
(Name of Persons Filing Statement)

Common Stock
(Title of Class of Securities)

784460107
(CUSIP Number of Class of Securities)

William L. Rich
Vice President and Chief Financial Officer
20545 Murray Road
Bend, Oregon 97702
(541) 389-1144

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Robert J. Moorman
James M. Kearney
Stoel Rives LLP
900 SW Fifth Avenue, Suite 2600
Portland, Oregon 97204
(503) 224-3380

[X]
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SMC CORPORATION AGREES TO BE ACQUIRED BY
MONACO COACH CORPORATION

BEND, Oregon, June 25, 2001—SMC Corporation (Nasdaq: SMCC) announced today that it has agreed with Monaco Coach Corporation (NYSE: MNC) to the acquisition by Monaco of all of the outstanding shares of SMC pursuant to a cash tender offer by Monaco at a price of $3.70 per share. The Board of Directors of each company has approved the transaction. The transaction is subject to customary conditions, including the tender of at least 51% of the SMC shares.

Following completion of the tender offer, Monaco Coach Corporation would consummate a merger in which any remaining SMC shareholders would receive in cash the same price per share paid in the tender offer. The anticipated total transaction value exclusive of expenses is approximately $36 million, which includes the refinancing of $15 million of indebtedness under SMC's credit facility.

SMC Corporation had consolidated sales of $190.7 million in 2000. The Company manufactures upper-end motorhomes under the Safari, Beaver and Harney Coach Works brand names. SMC operates manufacturing facilities in Harrisburg, Bend and Hines, Oregon. According to Statistical Surveys, Inc., SMC held 3.9% of the class A motorhome retail market year to date through April 2001. Together with Monaco Coach Corporation's class A retail market share of 16.7% through the same period, the combined company would have held 20.6% of the class A market, making the combined company the nation's largest producer of class A motorhomes. Year to date through April 2001, Monaco and SMC dealerships retailed a combined 2,151 class A units.

SMC's Chairman of the Board of Directors, Mathew M. Perlot, and SMC's Chief Executive Officer, Curtis W. Lawler, who together hold approximately 70% of SMC's outstanding stock, have agreed with Monaco Coach Corporation to tender all of their shares in the tender offer and have granted Monaco Coach Corporation irrevocable proxies to vote their SMC shares against any competing acquisition proposals.

SMC Corporation Chairman and founder, Mathew M. Perlot stated, "This combination provides a solid basis for the future for our brands, our customers, and our suppliers. We are very pleased to become part of Monaco Coach and we look forward to great accomplishments." When the transaction closes, Mr. Perlot and Curtis W. Lawler, SMC's Chief Executive Officer, will retire.

Tender Offer Statement

The description contained in this press release is neither a solicitation of an offer nor a recommendation to sell shares of SMC. When the tender offer is commenced, Monaco Coach Corporation will file a Tender Offer Statement and SMC Corporation will file a Solicitation/Recommendation Statement with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made about the offer.

The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of SMC Corporation, at no expense to them. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will also be available at no charge at the Securities and Exchange Commission's website at www.sec.gov.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 2001	/s/ WILLIAM L. RICH William L. Rich Vice President and Chief Financial Officer

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SMC CORPORATION AGREES TO BE ACQUIRED BY MONACO COACH CORPORATION
SIGNATURE